Exhibit 23.1

<u>Consent of Independent Registered Public Accounting Firm</u>

The Board of Directors
Vineyard National Bancorp:

We consent to the incorporation by reference in the registration statement No. 333-18217, No. 333-37040, No. 333-91882, No. 333-91884 and No. 333-130355 each on Form S-8 of Vineyard National Bancorp and subsidiary of our reports dated March 7, 2007, with respect to the consolidated balance sheet of Vineyard National Bancorp and subsidiary as of December 31, 2006, and the related consolidated statements of income, stockholders' equity and changes in comprehensive income, and cash flows for the year ended December 31, 2006, and all related financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Vineyard National Bancorp and subsidiary.

/s/ KPMG LLP

Orange County, CA
March 7, 2007